UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

Solarwinds, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83416B109

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009F105	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Venture Integral Investors, LLC EIN No.: 20-3918512
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,733,684 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,733,684 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,733,684 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.88%
12.	TYPE OF REPORTING PERSON PN

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Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Solarwinds, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 3711 S. MoPac Expressway, Building Two, Austin, Texas, 78746.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital Venture Integral Investors, LLC, a Delaware limited liability company (“BCVII”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the administrative member of BCVII. Mr. Michael A. Krupka is the sole managing member of BCVI.

Item 2(b). Address of Principal Business Office or, if none, Residence

The principal business address of BCVII and BCVI is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Item 2(c).	Citizenship

Each of BCVII and BCVI is organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 83416B109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

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(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 31, 2009, BCVII owned 7,733,684 shares of Common Stock of the Company. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the administrative member of BCVII. Mr. Michael A. Krupka is the sole managing member of BCVI. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

As of the close of business on December 31, 2009, BCVII was the beneficial owner of 11.88% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 65,081,061 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 23, 2009 based on the Company Form 10-Q for the period ended September 30, 2009, with the Securities and Exchange Commission.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCVII                                7,733,684

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCVII                                7,733,684

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2010

BAIN CAPITAL VENTURE INTEGRAL INVESTORS, LLC By: Bain Capital Venture Investors, LLC its administrative member

By:	/s/ Michael Krupka
Michael Krupka Managing Member